CERTIFICATIONS PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 40-F of Quest Capital Corp. (the “Report”) for the year ended December 31, 2007, Narinder Nagra, Chief Financial Officer of the issuer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: March 14, 2008	By:	"Narinder Nagra"

Narinder Nagra
Chief Financial Officer

This certification accompanies the annual report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the issuer for purposes of Section 18 of the Securities Exchange Act of 1934.